ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

28 May 2009

Director/PDMR Shareholding

Reed Elsevier received notification today of the following transactions resulting from reinvestment of the final dividend on 27 May 2009, which was paid to ordinary shareholders on 22 May 2009:

Ian Fraser, a designated PDMR, acquired 2,470 Reed Elsevier PLC and 921 Reed Elsevier NV ordinary shares at the respective price of 509.83p and €8.6472 per share; and

Julian Ashworth, a designated PDMR, acquired 221 Reed Elsevier PLC ordinary shares at 509.83p per share.